



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 03/17/2020 09:35 AM
Original ID: 2019-000875464
Amendment ID: 2020-002787053

Profit Corporation
Articles of Amendment

1. Corporation name:

NutraNomics, Inc.

2. Article number(s) 10 is amended as follows:

***Article number(s) is not your filing ID number.** Example: 2000-000123456*

Corporation authorizes additional 5,000,000,000 shares of common stock.

Revised Common Share Count: 10,000,000,000
Preferred Share Count : 25,000,000

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on 02/11/2020
(Date – mm/dd/yyyy)

RECEIVED MAR -9 2020 WYOMING SECRETARY OF STATE

P-Amendment – Revised August 2019

















5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

- [x] **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

- [ ] **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: [signature]
(May be executed by Chairman of Board, President or another of its officers.)

Date: 02/11/2020
(mm/dd/yyyy)

Print Name: Jonathan Bishop

Title: CEO and Chairman of the Board

Contact Person: Laura Riffel

Daytime Phone Number: 714.357.5532

Email: lriffel@nutranomics.com

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- [x] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [x] Please submit one **originally signed** document.
- [x] **Typical processing time is 3-5 business days** following the date of receipt in our office.
- [x] *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
- [x] Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.



nutranomics®

Board of Directors Corporate Resolution of

NutraNomics, Inc.

I, the undersigned, being all of the members of the Board of Directors (the 'Board of Directors' or 'Board') of NutraNomics, Inc., a corporation organized and existing under the laws of the State of Wyoming, do herby adopt, consent and agree that the following Corporate Resolution made on February 11th, at 10:00 am PST in Gladstone, Oregon.

The board does hereby consent to the adoption of the following as if it was adopted at a regularly called meeting of the board of directors of this corporation.

WHEREAS, in accordance with state law, and the bylaws of this corporation, by unanimous consent, the board of directors decided:

To authorize 5,000,000,000 additional common shares of company stock, bringing the total common share authorized to 10,000,000,000.

Therefore, it is resolved that NutraNomics shall cause 5,000,000,000 shares to be authorized through the necessary steps and procedures and filed with the State of Wyoming.

The officer of this corporation is authorized to perform the acts to carry out this corporate resolution.



Director Signature	Jonathan Bishop Printed Name	02/11/2020 Date

The Secretary of the Corporation certifies that the above is a true and correct copy of the resolution that was adopted at a meeting of the dated meeting of the board of directors



Secretary Signature	Jonathan Bishop Printed Name	02/11/2020 Date